ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated December 5, 2008

Return Optimization Securities with Partial Protection

Enhanced Return Strategies for Moderate Return Environment

UBS AG $•   Securities linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI)
Energy USD Excess Return due on or about June 30, 2010

Investment Description

Return Optimization Securities with Partial Protection (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Energy USD Excess Return (“Index”). ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which commodity indices generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 3 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0 and -10% (inclusive), at maturity you will receive your principal. If the Index Return is below -10%, at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below -10%. Accordingly, if the Index declines by more than 10% over the term of your ROS, you may lose up to 90% of your principal. The partial protection feature applies only if you hold your ROS to maturity. Any payment on the ROS, including any principal protection, is subject to the creditworthiness of the Issuer.

Features
☐	Growth Potential: ROS provide the potential to enhance returns in a moderate-return environment.
☐	Partial Protection of Principal: At maturity you will receive a cash payment equal to at least 10% of your invested principal. Partial principal protection only applies if the ROS are held to maturity, and is subject to the creditworthiness of the Issuer.
☐	Diversification: ROS provide the ability to diversify your portfolio through exposure to the Index, which is comprised of seven futures contracts on commodities (which are concentrated solely in the energy sector) (the “Index Commodities”).

Key Dates*

Trade Date	December 23, 2008
Settlement Date*	December 31, 2008
Final Valuation Date	June 25, 2010
Maturity Date	June 30, 2010
*	Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed to ensure that the stated term of the ROS remains the same.
**	We expect to deliver the ROS against payment for the ROS on the fifth business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the ROS on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the ROS initially will settle in five business days (t+5), to specify alternative arrangements to prevent a failed settlement.
Security Offering

We are offering Return Optimization Securities with Partial Protection linked to the Index. The return on the ROS is subject to, and will not exceed, the predetermined Maximum Gain, which will be determined on the trade date. The ROS are offered at a minimum investment of $1,000, or 100 securities.

Securities	Index Symbol*	Maximum Gain**	Maximum Payment at Maturity per $10.00 Security	CUSIP	ISIN
ROS linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Energy USD Excess Return	CMENER	36.00% to 40.00%	$13.60 to $14.00	90264M731	US90264M7314
*	Bloomberg, L.P.
**	Actual maximum gain will be set on the Trade Date.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS PP product supplement and accompanying prospectus, as supplemented by this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-12 of the ROS PP product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal in excess of $1.00 per $10.00 invested. An Index Return of less than -10% at maturity will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying ROS PP product supplement, or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.175	$9.825
Total

UBS Financial Services	UBS Investment Bank

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS and an Index supplement for various securities we may offer, including the ROS), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS PP product supplement and the Index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS with Partial Protection dated March 28, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000184/v107686_690135-424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “ROS” and “Securities” refers to the Return Optimization Securities with Partial Protection that are offered hereby, unless the context otherwise requires. Also, references to the “ROS PP product supplement” mean the UBS product supplement, dated February 21, 2008, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The ROS may be suitable for you if:

♦	You are willing to accept the risk of fluctuations in commodities prices, in general, and exchange-traded futures contracts on physical energy-related commodities traded on various international exchanges in particular
♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, but that such appreciation is unlikely to exceed an amount equal to the Maximum Gain divided by the Multiplier
♦	You seek an investment that offers partial protection when the ROS are held to maturity
♦	You do not seek current income from this investment
♦	You are willing to hold the ROS to maturity, and are willing to accept that there may be no secondary market for the ROS
♦	You are willing to accept potential over-concentration of your portfolio in the energy sector
♦	You are willing to invest in the ROS based on the Maximum Gain
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the ROS

The ROS may not be suitable for you if:

♦	You are not willing to accept the risk of fluctuations in commodities prices, in general, and exchange-traded futures contracts on physical energy-related commodities traded on various international exchanges in particular
♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the Maximum Gain
♦	You seek an investment that is 100% principal protected
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity
♦	You seek an investment for which there will be an active secondary market
♦	You will create an over-concentrated position in any particular commodity sector of your portfolio by owning the ROS
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the ROS

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per ROS
Term	18 months
Protection Percentage	10%(1)
Maximum Gain	36.00% to 40.00%. The actual maximum gain will be set on the Trade Date
Multiplier	3
Payment at Maturity (per $10.00)	If the Index Return (as defined below) is positive and when multiplied by the Multiplier is equal to or greater than the Maximum Gain, you will receive:
$10.00 + ($10.00 × Maximum Gain)
If the Index Return is positive and when multiplied by the Multiplier is less than the Maximum Gain, you will receive:
$10.00 + ($10.00 × 3 × Index Return), subject to the Maximum Gain
If the Index Return is between 0% and -10% (inclusive), you will receive 100% of your principal.
If the Index Return is less than -10%, you will lose 1% of your principal (or a fraction thereof) for each percentage point (or a fraction thereof) that the Index Return is below -10%.
Accordingly, if the Index Return has declined by more than 10% over the term of your ROS, you may lose up to 90% of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	Set equal to the closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date

Determining Payment at Maturity

If the Index Return is less than -10% you will lose 1% (or a fraction thereof) on the principal amount of your ROS for every 1% (or a fraction thereof) the Index Return is below -10%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10.00 + [$10.00 × (Index Return + 10%)]

As such, you could lose up to 90% of your principal depending on how much the Index declines.

(1)	Principal protection is provided by UBS and therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

Key Risks
♦	Partial principal protection only if you hold the ROS to maturity — You will be entitled to receive at least 10% of the principal amount of your ROS only if you hold your ROS to maturity. The market value of the ROS may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your ROS in the secondary market prior to maturity, you will not receive partial principal protection on the portion of your ROS sold. You should be willing to hold your ROS to maturity.
♦	At maturity, you risk losing some of your principal — If the Index Return is less than -10% you will lose 1% (or a fraction thereof) of your principal for each 1% (or fraction thereof) that the Index Return is less than -10%. Accordingly, if the price of the Index has declined by more than the Protection Percentage over the term of the ROS, you will lose some of your principal.
♦	Your return potential is limited — If the Index Return is positive, the Index Return will be multiplied by the Multiplier, subject to the Maximum Gain on the ROS. Therefore, you will not benefit from any positive Index Return in excess of the Maximum Gain.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the ROS and you will not receive any dividend payments or other distributions on the securities included in the Index.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public, and, as a result, you may suffer substantial losses.
♦	Owning the ROS is not the same as owning the Index Commodities — The return on your ROS may not reflect the return you would realize if you actually owned the Index Commodities or a security directly linked to the Index.
♦	Potential over-concentration in particular commodity sectors — The commodities underlying the futures contracts included in the Index are concentrated in a single sector, energy. Investment in the ROS will increase your portfolio’s exposure to fluctuations in the energy commodity sector.
♦	Credit of the Issuer — The ROS are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any principal protection provided at maturity, depends on the ability of UBS, to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the ROS.
♦	Price prior to maturity — The market price of the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the market price of the Index Commodities or exchange-traded futures contracts on the Index Commodities; the volatility of the Index; the composition of the Index; the time remaining to the maturity of the ROS; the supply and demand for the securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Index Commodities, or in futures, options, exchange-traded funds or other derivative products on the Index Commodities, may adversely affect the market price of the Index and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in trading activities related to the Index and the Index Commodities, which may present a conflict between the obligations of the UBS and you, as a holder of the ROS. In addition, the calculation agent, an affiliate of the issuer, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the ROS. Any such research, opinions or recommendations could affect the value of the applicable index or the stocks included in such index, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation. See “What Are the Tax Consequences of the ROS” on page 7.
♦	Maximum potential return only at maturity — You can only earn the potential maximum return if you hold your ROS to maturity.

Risks Specific to the CMCI Energy USD Excess Return

Changes that affect the composition and calculation of the Index will affect the market value of the ROS and the amount you will receive at maturity.

The Index is comprised of the energy futures contracts included in the UBS Bloomberg Constant Maturity Commodity Index (the “CMCI”). As a result, any change regarding the composition and methodology of the CMCI, in general, and the energy futures contracts included in the CMCI, in particular, will have an effect on the Index.

The CMCI and the Index are overseen and managed by the CMCI Governance Committee, in consultation with the CMCI Advisory Committee (the CMCI Governance Committee and the CMCI Advisory Committee together the “Index Committees”). The Index Committees have a significant degree of discretion, subject to ratification by UBS and Bloomberg L.P. (the “Index Sponsors”), regarding the composition and methodology of the Index, including additions, deletions and the weightings of the Index Commodities, all of which could affect the Index and, therefore, could affect the amount payable on the ROS at maturity and the market value of the ROS prior to maturity. The Index Committees do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the ROS, into consideration when re-weighting or making any other changes to the Index.

Furthermore, the bi-annual composition of the Index will be calculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively but will be reflected in prospective weighting calculations of the Index for the following year. However, not every discrepancy may be discovered.

The amount payable on the ROS and their market value could also be affected if UBS, in its sole discretion, discontinues or suspends calculation of the Index or the Index Sponsors, in their sole discretion, suspend publication of the Index, in which case it may become difficult to determine the market value of the ROS. If events such as these occur, or if the Index Starting Level or the Index Ending Level are not available because of a market disruption event or for any other reason, the calculation agent — which will initially be UBS Securities LLC, an affiliate of UBS — will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event. If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on the date when the Index Ending Level is required to be determined, the calculation agent will instead make a good faith estimate in its sole discretion of the Index Ending Level by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indices and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of your ROS.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your ROS.

Higher future prices of the Index Commodities relative to their current prices may decrease the amount payable at maturity.

The Index is composed of futures contracts on physical commodities in the energy sector. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Index and, accordingly, adversely affect the market value of your ROS.

Commodity prices may change unpredictably, affecting the Index level and the value of your ROS in unforeseeable ways.

Trading in futures contracts associated with the Index Commodities (which are concentrated solely in the energy sector) is speculative and can be extremely volatile. Market prices of the Index Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments and changes in interest rates. These factors may affect the level of the Index and the value of your ROS in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates. Because certain of the commodities underlying the Index components may be produced in a limited number of countries and may be controlled by a small number of producers, political, economic and supply related events in such countries could have a disproportionate impact on the prices of such commodities and the value of your ROS.

There are uncertainties regarding the Index because of its limited performance history.

The Index was launched in January 2007. While the Index is intended to represent a benchmark for commodities investments in the energy sector, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the commodities market in the energy sector. Moreover, while the Index is subject to bi-annual review and rebalancing in order to maintain the intended commodity weightings, it is uncertain how successful the Index Committees will be in achieving their goal of maintaining an appropriate benchmark.

Prolonged decline in value in energy oriented materials would have a negative impact on the level of the Index and the value of your ROS.

The Index Commodities and the Index are concentrated solely in the energy sector, including approximately 54% in crude oil. Accordingly, a decline in value in such energy commodities would adversely affect the level of the Index and the value of your ROS. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and the value of your ROS could decline.

UBS’ involvement in the Index Committees may conflict with your interest as a holder of the ROS.

The Index is comprised of the energy-related futures contracts included in the CMCI. UBS nominates members of the Index Committees. Consequently, UBS will be involved in the composition and management of the Index including additions, deletions and the weightings of the Index Commodities or exchange-traded futures contracts on the Index Commodities, all of which could affect the level of the Index and, therefore, could affect the amount payable on the ROS at maturity and the market value of the ROS prior to maturity. Due to its influence on determinations of the Index Committees, which may affect the market value of the ROS, UBS, as issuer of the ROS, may have a conflict of interest if it participates in or influences such determinations.

The Index Committees may be required to replace an Index Commodity.

If, for any reason, one of the Index Commodities ceases to exist or liquidity collapses to abnormal levels, or any other similar event with similar consequences as determined in the discretion of the Index Committees occurs, the CMCI Advisory Committee will call an exceptional meeting to assess the situation Risk Factors and, together with the CMCI Governance Committee, come out with a replacement for the component or for a change in weighting. The replacement of an Index Commodities or a change in weighting may have an adverse impact on the value of the Index.

The ROS are linked to the Constant Maturity Commodity Index Energy USD Excess Return, not the UBS Bloomberg Constant Maturity Commodity Index Energy USD Total Return.

The ROS are linked to the UBS Bloomberg Constant Maturity Commodity Index Energy USD Excess Return, which reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities in the energy sector comprising the Index. The UBS Bloomberg Constant Maturity Commodity Index Energy USD Total Return is a “total return” index which, in addition to reflecting those returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the ROS are linked to the UBS Bloomberg Constant Maturity Commodity Index Energy USD Excess Return, the return on the ROS will not include the total return feature of the UBS Bloomberg Constant Maturity Commodity Index Energy USD Total Return. The term “Excess Return” in the title of the Index is not intended to suggest that the performance of the Index at any time or the return on your ROS will be positive or that the Index is designed to exceed a particular benchmark.

The UBS Bloomberg Constant Maturity Commodity Index Energy USD Excess Return

The following information on the UBS Bloomberg Constant Maturity Commodity Index Energy USD Excess Return provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – The UBS Bloomberg Constant Maturity Commodity Index (CMCI)” beginning on page IS-19 of the Index supplement.

Set forth below is a current list of the commodity futures contracts comprising the Index, together with their respective symbols, exchanges and individual tenor weights, as of December 4, 2008:

Component/ Quoted SCM	Code	Exchange/ Platform	3M	6M	1Y	2Y	3Y	Total Individual Commodity Target Weight*
WTI Crude Oil	CL	NYMEX	12.74%	3.81%	4.14%	3.09%	2.06%	25.84%
WTI Crude Oil	EN	ICE	5.67%	1.83%	1.84%	1.44%	0.99%	11.76%
Brent Crude Oil	LCO	ICE	8.70%	2.64%	2.13%	1.65%	1.14%	16.27%
Heating oil	HO	NYMEX	5.21%	1.54%	1.05%	—	—	7.80%
Gasoil	LGO	ICE	6.00%	1.90%	1.44%	—	—	9.35%
RBOB Gasoline	RB	NYMEX	6.74%	2.11%	—	—	—	8.85%
Natural Gas	NG	NYMEX	9.00%	3.54%	3.16%	2.51%	1.91%	20.13%
Total			54.07%	17.38%	13.77%	8.69%	6.09%	100.00%

Source: UBS Investment Bank, CMCI Advisory Committee, CMCI Advisory Committee.

*	Weights across maturities are determined based on the relative liquidity of the underlying futures contracts. See “ — Continuous Rolling of Contracts” on page IS-21 of the Index supplement.

The weights of the Index tenors (maturities) are as follows*:

*	The bars represent cumulative tenor weights of all seven futures contracts for each constant maturity.

The commodity sectors included in the Index as of December 4, 2008, and their initial relative weights, are as follows:

Target Weights

Historical Closing Levels of the Index

Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the ROS. The historical Index levels do not give an indication of future performance of the Index. UBS cannot make any assurance that the future performance of the Index or the Index Commodities will result in holders of the ROS receiving a positive return on their investment. The closing level of the Index on December 4, 2008 was 842.70. The actual Index Starting Level will be the closing level of the Index on the Trade Date.

The table below shows the performance of the Index from July 31, 1998 through December 4, 2008. As the Index was only launched on January 29, 2007, all historical data contained in the following tables and graphs that relate to the period prior to such date was derived by applying the Index’s calculation methodology to the historical prices of the commodity futures contracts comprising the Index.

Pro Forma and Historical Results for the
period July 31, 1998 through December 4, 2008

Year	Ending Level		Annual Return
1997	413.87
1998	302.83		-26.83%
1999	365.13		20.57%
2000	436.74		19.61%
2001	360.42		-17.47%
2002	429.22		19.09%
2003	543.76		26.69%
2004	686.67		26.28%
2005	918.63		33.78%
2006	1054.75		14.82%
2007	1236.33		17.22%
2008	842.70	(1)	-31.84%
(1)	Actual as of December 4, 2008.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The table below shows the performance of the Index from July 31, 1998 through December 4, 2008 in comparison with three traditional commodities indices: the S&P Goldman Sachs Commodity Index (GSCI®) Energy Index Excess Return, Dow Jones-AIG Energy Excess Return Sub-IndexSM and Rogers International Commodity Index®  — Energy Excess Return. The data for the CMCI Energy USD Excess Return is derived by using the Index’s calculation methodology with historical prices.

	Pro Forma and Historical Results for the period July 31, 1998 through December 4, 2008
	CMCI Energy Excess Return	S&P GSCI Energy Excess Return	DJAIG Energy Excess Return	Rogers Energy Excess Return
Total Return	379.42%	90.93%	83.73%	252.06%
Annualized Return	16.36%	6.45%	6.06%	12.94%
Annual Volatility	25.63%	33.18%	33.62%	34.33%
Sharpe Ratio	0.50	0.09	0.07	0.27

The graph below illustrates the performance of the Index from July 31, 1998 to December 4, 2008 in comparison to the S&P GSCI Energy Index Excess Return, the Dow Jones-AIG Energy Excess Return Sub-IndexSM, and the Rogers International Commodity Index®  — Energy Excess Return. The data for the CMCI Energy USD Excess Return is derived by using the Index’s calculation methodology with historical prices.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 38.00% Maximum Gain (the middle of the indicative range — the actual Maximum Gain will be determined on the trade date) and assume a range of Index performance from +40% to -40%.

Example 1 — On the Final Valuation Date, the Index closes 5% above the Index Starting Level. Since the Index Return is 5%, you will receive 3x the Index Return, or a 15% total return, and the payment at maturity per $10.00 principal amount of ROS will be calculated as follows: $10.00 + ($10.00 × 3 × 5%) = $10.00 + $1.50 = $11.50.

Example 2 — On the Final Valuation Date, the Index closes 20% above the Index Starting Level. Since 3x the Index Return of 20% is more than the Maximum Gain of 38.00%, you will receive your principal amount of the ROS plus an amount based on the Maximum Gain of 38.00%, and the payment at maturity is equal to $13.80 per $10.00 principal amount of ROS calculated as follows: $10.00 + ($10.00 × 38.00%) = $13.80.

Example 3 — On the Final Valuation Date, the Index closes 5% below the Index Starting Level. Since the Index Return is -5%, which is within the principal protection range of 0% and -10%, the payment at maturity is equal to $10.00 per $10.00 principal amount of ROS (a zero return).

Example 4 — On the Final Valuation Date, the Index closes 20% below the Index Starting Level. Since the Index Return is -20%, which is below the principal protection range of 0% and -10%, the payment at maturity is equal to $9.00 per $10.00 principal amount of ROS as follows:

$10.00 + [$10.00 × (-20% + 10%)] = $9.00 (a 10% loss)

If the Index declines by more than 10% over the term of the ROS, you may lose up to 90% of your principal.

What Are the Tax Consequences of the ROS?

The United States federal income tax consequences of your investment in the ROS are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-28 of the ROS PP product supplement and discuss the tax consequences of your particular situation with your tax advisor.

Pursuant to the terms of the ROS, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your ROS as a pre-paid derivative contract with respect to the Index. If your ROS are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your ROS in an amount equal to the difference between the amount you receive at such time and the amount you paid for your ROS. Such gain or loss should generally be long term capital gain or loss if you have held your ROS for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your ROS in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the ROS, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-29 of the ROS PP product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-28 of the ROS PP product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has introduced a bill that, if enacted, would require holders of ROS purchased after the bill is enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	318,345	283,210
Total Debt	318,345	283,210
Minority Interest(2)	8,448	7,516
Shareholders’ Equity	46,412	41,290
Total capitalization	373,205	332,015
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88963 (the exchange rate in effect as of September 30, 2008).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the ROS at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the ROS.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the ROS and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Structured Product Categorization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.